July 26, 2006
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention: Ms. Linda VanDoorn, Senior Assistant Chief Accountant

RE:	Cousins Properties Incorporated Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 14, 2006 File No. 001-11312
Dear Ms. VanDoorn:
The following information is in response to your letter of July 17, 2006. The responses are numbered to correspond to the numbered comments in your letter.
Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 45
1. Comment: We have read and considered your response to comment one. When distributions have been or are expected to be in excess of cash flows from operating activities, the company should identify the alternative source of the excess distributions. In future filings, this disclosure should be made both when discussing historical distributions, as well as, when the company is discussing the expected source of future distributions. Advise us if you plan to expand your disclosures in future filings.
Response: In future filings, we will identify the source of distributions which are in excess of cash provided by operating activities when discussing historical, current and future distributions.
Off Balance Sheet Arrangements, page 47

Ms. Linda VanDoorn
July 26, 2006

2. Comment: We have read and considered your response to comment two. It appears that the loan guarantees relating to The Georgian project and CL Ashton may not be subject to the initial recognition and initial measurement provisions of paragraph 7 (f) of FIN 45. However, it remains unclear of how the company complies with the disclosure requirements of paragraphs 13 — 16 of FIN 45. Please advise.
Response: In footnote 4 to our consolidated financial statements, we disclosed in general terms that we guarantee certain obligations of our unconsolidated subsidiaries. We also included, for each of our joint ventures, the amount and terms of debt outstanding. In future filings, we will specifically identify the ventures for which we have provided guarantees, and we will disclose the details of those guarantees according to paragraph 13 of FIN 45, including the maximum potential amount of future payments that could be required under each guarantee.
Note 1. Significant Accounting Policies
Multi-Family Residential Sales, page F-12
3. Comment: We have read and considered your response to comment three. We noted that you do not believe that the continuing involvement criteria set forth in paragraph 12 of SFAS 66 applies to your evaluation of continuing investment as it addresses situations where there are contractually required payments by the buyer on its debt. Explain to us your assessment of the collectibility of the sales price demonstrated by the buyer’s commitment to pay.
Response: As noted in our previous response, we assess the collectibility of the sales price based on various factors including: the level of initial investment made by the buyer; the results of the application process; the market conditions from the date of the commencement of percentage of completion accounting through the closing date; and our development partners’ history with condominium developments.
We collect an initial investment, in the form of a non-refundable deposit, on units for which we are recognizing revenue on a percentage of completion basis. These initial investments range from 5% to 20% of the sales prices, which are equal to or in excess of the initial investment requirements set forth in paragraph 54 of SFAS No. 66. We generally believe that the deposits collected at this level, along with the other qualitative factors discussed below, are a strong indication that the collectibility of the full sales price at closing is reasonably assured.
We also require each prospective buyer to complete an application process. The procedures performed as part of the application process vary depending on the levels of initial investment obtained from the prospective buyer and the related market conditions at each project. The information that we obtain and evaluate as part of the application process includes pre-qualification letters from approved lenders, self-reported earnings information and funds verification documentation from a bank or financial institution.

Ms. Linda VanDoorn
July 26, 2006

We consider current market conditions and the status of ongoing activities at the time we initially begin recognizing revenues under percentage of completion accounting and at each subsequent reporting date until the condominium unit sale is closed. We believe that the buyer’s commitment to pay for the condominium is strengthened in situations where there is evidence of appreciation in value in the condominium units. In both of our condominium projects, condominium unit contracts were sold in the secondary market for prices in excess of their initial contract amounts. We believe that a buyer, with a sizeable down payment at risk, who could sell his or her contract for a profit prior to closing is unlikely to terminate the contract and forfeit the deposit. We monitor the market conditions during development in an effort to identify any potential collectibility issues. In addition, we periodically contact buyers throughout the construction period through meetings, newsletters and other communications.
We have closed 90 of the 94 units at our 905 Juniper project and had only one contract accounted for under the percentage of completion method terminate prior to closing. On our 50 Biscayne project, no contracts have closed as construction is still ongoing, but seven of the units have been re-sold in the secondary market at an average of $94 per square foot (approximately 25%) in excess of the original contract price.
Based on the results of this initial and ongoing assessment process, and based on the success that our development partners have had in their history of developing similar projects, we have concluded both at the point in time when we commence percentage of completion accounting and at each reporting date thereafter, that the collectibility of the full sales price at closing on the applicable units is reasonably assured and that percentage of completion accounting is appropriate under paragraph 37 of SFAS No. 66.
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The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 770-857-2416 with further questions concerning this letter and to confirm that the Staff agrees with our response to the Staff’s comments.
Sincerely,
James A. Fleming
Executive Vice President
and Chief Financial Officer